Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/26/18	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Chicago Stock Exchange, Inc

2. Provide the applicant's primary street address (Do not use a P.O. Box):
   440 S. LaSalle St. Suite 800, Chicago, IL 60605

SEC Mail Processing

JUL 27 2018

Washington, DC

18002779

3. Provide the applicant's mailing address (if different):
   N/A

4. Provide the applicant's business telephone and facsimile number:
   312-663-2222 (Telephone) 312-663-2231 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:
   Emily Kasparov (Name) Vice President and Associate General Counsel (Title) 312-663-2332 (Telephone Number)

Securities and Exchange Commission
Trading and Markets

JUL 27 2018

RECEIVED

6. Provide the name and address of counsel for the applicant:
   Emily Kasparov
   440 S. LaSalle St. Suite 800
   Chicago, IL 60605

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/15/72 (b) State/Country of formation: Delaware/USA

   (c) Statute under which applicant was organized: Delaware General Corporate Laws

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/26/2018 (MM/DD/YY) Chicago Stock Exchange, Inc. (Name of applicant)

By: [signature] (Signature) Martha Redding, Assistant Secretary (Printed Name and Title)

Subscribed and sworn before me this 26th day of July (Month), 2018 (Year) by [signature] (Notary Public)

My Commission expires May 29, 2020 County of Westchester State of New York

AMY MAURO
Notary Public State of New York
No. 01MA6262613
Qualified in Westchester County
Commission Expires May 29, 2020

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

CHX CHICAGO STOCK EXCHANGE

July 26, 2018

VIA ELECTRONIC AND OVERNIGHT MAIL

SEC
Mail Processing
Section
JUL 27 2018
Washington DC
408

U.S. Securities and Exchange Commission
Office of Market Supervision
100 F Street, NE
Washington, DC 20549

Re: Chicago Stock Exchange - Form 1 Amendment

Dear Sir or Madam:

Enclosed in accordance with Section 6 of the Securities and Exchange Act and Exchange Act Rule 6a-2, please find an original and two copies of complete Exhibits C and J of CHX's Form 1 – Amendment to Application for Registration as a National Securities Exchange submitted by the Chicago Stock Exchange, Inc. (the "Exchange").

On July 18, 2018, CHX Holdings, Inc. ("CHX Holdings"), the Exchange's parent, became a wholly-owned subsidiary of NYSE Group, Inc., which is an indirect subsidiary of Intercontinental Exchange, Inc. ("ICE"). CHX Holdings continues to have direct ownership of the Exchange. However, I note that as a result of the transaction the Exchange and CHX Holdings are both indirect subsidiaries of ICE.

If you have any questions about the enclosures, please contact me at (312) 663-2332.

Sincerely,

E. Kasparov

Emily R. Kasparov
Vice President and
Associate General Counsel

Securities and Exchange Commission
Trading and Markets
JUL 27 2018
RECEIVED

Enclosures

Cc: Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

Marlene E. Olsen
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, DC 20549

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Exhibits Accompanying Amendment

to

FORM 1 REGISTRATION STATEMENT

of

CHICAGO STOCK EXCHANGE, INC.

July 2018

EXHIBIT C

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

CHICAGO STOCK EXCHANGE, INC.

JULY 2018

EXHIBIT C

Information in respect of each subsidiary or affiliate of Chicago Stock Exchange, Inc., including copies of the constitution, articles of incorporation or association with all amendments thereto, and of existing by-laws or rules or instruments corresponding thereto, are kept up to date and are available to the Securities and Exchange Commission and to the public upon request.

EXHIBIT J

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

CHICAGO STOCK EXCHANGE, INC.

JULY 2018

EXHIBIT J

Lists of the officers, directors, members of all standing committees, or persons performing similar functions are kept up to date and will be made available to the Securities and Exchange Commission and to the public upon request.